Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Broadwind Energy, Inc:

We consent to the incorporation by reference in the registration statement on Form S-8 of Broadwind Energy, Inc. of our report dated February 26, 2015 with respect to the consolidated balance sheets of Broadwind Energy, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2014, and the effectiveness of internal controls over financial reporting as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of Broadwind Energy, Inc.

/s/ KPMG LLP

Chicago, Illinois

April 29, 2015